Exhibit 3.7

ARTICLES OF INCORPORATION

The undersigned, acting as incorporator of a corporation under the Florida General Corporation Act, adopts the following Articles of Incorporation for such corporation:

1. The name of the Corporation is:

NEFF RENTAL, INC.

2. The period of its duration is perpetual.

3. The purpose is to engage in any activities or business permitted under the laws of the United States and Florida.

4. The corporation shall have authority to issue 5,000 shares, all of one class, $1.00 par value.

5. The address of its initial registered office is 999 Ponce De Leon Blvd., Coral Gables, Florida 33134, and the name of its initial registered agent at said address is ELIOT C. ABBOTT.

6. The number of directors constituting its initial board of directors are three (3) whose names and addresses are:

NAME	ADDRESS
JORGE L. MAS	10441 S.W. 187 Street Miami, FL 33157

JORGE MAS	10441 S.W. 187 Street Miami, FL 33157

JOSE A. PEREZ	10441 S.W. 187 Street Miami, FL 33157

7. The name and address of the incorporator is:

NAME	ADDRESS
Eliot C. Abbott	999 Ponce De Leon Blvd. Suite PH-1150 Coral Gables, Fl 33134

8. Preemptive Rights shall be as follows: The holders of the common stock of this corporation shall have preemptive rights to purchase, at prices, terms and conditions that shall be fixed by the Shareholders, such of the shares of the stock of this corporation as may be issued for money (money, or any property or services) from time to time. In addition to that stock authorized

(and issued) by the corporation. The preemptive right of any holder is determined by the ratio of the authorized (authorized and issued) shares of common stock held by the holder to all shares of common stock currently authorized (authorized and issued).

DATED this 28 day of Dec. 1988.

/s/ ELIOT C. ABBOTT
ELIOT C. ABBOTT